SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
SEC File Number 1-5759
NOTIFICATION OF LATE FILING
(Check One):    [X] Form 10-K    [ ] Form 11-K    [ ] Form 20-F    [ ] Form 10-Q
[ ]    Form N-SAR

For Period Ended: January 31, 2020
[ ]    Transition Report on Form 10-K    [ ]    Transition Report on Form 10-Q
[ ]    Transition Report on Form 20-F    [ ]    Transition Report on Form N-SAR
[ ]    Transition Report on Form 11-K
For the Transition Period Ended:
Read instruction (on back page) before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify item(s) to which the notification relates:
Part I. Registrant Information
Full name of registrant MULTI SOLUTIONS II, INC.
Former name if applicable
Address of principal executive office (Street and number)

4400 Biscayne Boulevard, Tenth Floor
City, State and Zip Code Miami, Florida 33137
Part II. Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]
(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
Part III. Narrative
Due to delays in preparation, we were unable to file our annual report on Form 10-K for the year ended January 31, 2020 without unreasonable effort or expense by April 30, 2020.

We anticipate that we will file our complete annual report on Form 10-K for the year ended January 31, 2020 on or before the fifteenth day following the prescribed due date.

Part IV. Other Information
(1)    Name and telephone number of person to contact in regard to this notification.
J. Bryant Kirkland III        305 579-8000
(Name)    (Area Code)    (Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X] Yes    [ ] No
(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes    [X] No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.